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                                                                  EXHIBIT (K)(4)

                                  July __, 2003

First Trust Portfolios L.P.
1001 Warrenville Road
Lisle, IL 60532

To First Trust Portfolios L.P.:

This letter agreement ("Letter Agreement") is between Lehman Brothers Asset Management Inc., a Delaware corporation ("Investment Adviser") and First Trust Portfolios L.P., a Illinois limited partnership ("First Trust"). Pursuant to
Section 10 of the underwriter participation agreement (the "Participation Agreement") entered into by Investment Adviser, First Trust and Lehman Brothers/First Trust Income Opportunity Fund (the "Fund"), the Investment Adviser and First Trust hereby agree that the Investment Adviser, from its own resources, shall compensate First Trust for the services described in Section 2 of the Participation Agreement, as follows:

Investment Adviser shall pay First Trust a monthly fee (the "Fee") computed at the annual rate of 0.15% of the Fund's Managed Assets (as defined in the Fund's prospectus); provided that the total amount of:

      1) the Fee hereunder,

      2) the fee paid to First Trust pursuant to the servicing agreement, dated July ___, 2003, between First Trust and the Fund (the "Servicing Agreement"), and

      3) the compensation paid to the underwriters pursuant to underwriting agreement, dated July __, 2003, by and among the Fund, Investment Adviser and each of the Underwriters named therein, the "Underwriting Agreement"), shall not exceed 9% of the total price (including all Firm Shares and Option Shares as such terms are described in the Underwriting Agreement) to the public of the Fund's common shares offered by the prospectus dated July ___, 2003.


The Fee shall be accrued daily and paid monthly, in arrears, by the 5th day of each calendar month. The daily Fee accrual shall be computed by multiplying the fraction of one divided by the number of days in the calendar year by the Fee, and multiplying this product by the Managed Assets of the Fund, as of the close of business on the last preceding business day on which the Fund's Managed Assets were determined.

This Letter Agreement will terminate automatically in the event that either: the Servicing Agreement or the Participation Agreement is terminated.

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If the foregoing is in accordance with your understanding of the agreement between us, please indicate your approval by signing and returning a copy of this letter to us.

Very truly yours,

Lehman Brothers Asset Management Inc.

By: ________________________________
    Name:
    Title:

                                                 Approved and acknowledged as of
                                                 July _____, 2003.

                                                 First Trust Portfolios L.P.

                                                 By:____________________________
                                                    Name:
                                                    Title:

                   [Signature Page to Additional Compensation
                                   Agreement]